100 light Street baltimore, md 21202
phone:	410.685.1120
fax:	410.547.0699

www.bakerdonelson.com

February 2, 2018

VIA EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Mail Stop 4720

ATTN: Christopher Dunham, Esq.

Re:	Old Line Bancshares, Inc.

Registration Statement on Form S-4

Originally Filed November 22, 2017

File No. 333- 221714

Dear Mr. Dunham:

On behalf of Old Line Bancshares, Inc. (the “Company”), we have filed today Pre-Effective Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-4 referenced above.

For your convenience, the comments set forth in your letter dated December 15, 2017 are set forth below, followed by our responses. Please note that the analysis set forth in response to your comment number 2 was provided by counsel to Bay Bancorp, Inc. (“Bay Bancorp”).

Prospectus Cover Page

1.	Please disclose potential adjustments to the merger consideration on your cover page. Specifically, please disclose:

•	Bay Bancorp’s ability to terminate the merger agreement, including the price of your common stock that could trigger its ability to terminate;

ALABAMA • FLORIDA • GEORGIA • LOUISIANA • MARYLAND • MISSISSIPPI • SOUTH CAROLINA • TENNESSEE • TEXAS • VIRGINIA • WASHINGTON, D.C.

U.S. Securities and Exchange Commission

February 2, 2018

•	Your ability to increase to the exchange ratio to avoid termination by Bay Bancorp in such circumstances, including the degree to which you would need to increase the merger consideration; and

•	The adjustments for the after-tax income recognized by Bay Bancorp or Bay Bank from the recent settlement of certain litigation and the resolution of certain loans.

We have revised the joint proxy statement/prospectus cover page of the Amendment in accordance with the Staff’s comment.

Incorporation of Certain Documents by Reference, page 112

2.	It is not clear whether Bay Bancorp meets the eligibility requirements to incorporate by reference on Form S-4. Accordingly, please provide us with your analysis of Bay Bancorp’s ability to incorporate by reference on Form S-4. In the alternative, please disclose the required information with respect to Bay Bancorp in the registration statement. Please refer to General Instruction C.1 of Form S-4 for guidance.

General Instruction C.1 of Form S-4 permits the parties to provide information about the company whose securities are being acquired in accordance with Item 15 of Form S-4 if such company meets the requirements of General Instructions I.A. and I.B.1 of Form S-3. Bay Bancorp met both of those requirements at the time the Registration Statement was filed. We address each of these requirements below.

General Instruction I.A.1.: Bay Bancorp was incorporated under the laws of the State of Maryland on January 11, 1990 and all of its principal business operations are conducted in the United States. Accordingly, Bay Bancorp satisfied the requirement imposed by this instruction.

General Instruction I.A.2: Bay Bancorp’s common stock is listed on The Nasdaq Stock Market and is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, Bay Bancorp satisfied the requirement imposed by this instruction.

General Instruction I.A.3(a): Bay Bancorp is subject, as has been subject for more than 12 months prior to the date on which the Registration Statement was filed, to the requirements of Section 12 or 15(d) of the Exchange Act. On the cover page of its most recent periodic report - its Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, filed with the Commission on November 9, 2017 (the “BYBK Form 10-Q”) - Bay Bancorp indicated that it has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months. Bay Bancorp has represented to us that it has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act between November 9, 2017 and November 22, 2017 (i.e., the date on which the Registration Statement was filed). Based on our review of the definitive proxy materials filed by Bay Bancorp with the Commission during the past 12 months, such definitive proxy materials satisfies the requirement imposed by this instruction.

U.S. Securities and Exchange Commission

February 2, 2018

General Instruction I.A.3(b): Based on our review of the periodic and other reports and materials filed by Bay Bancorp with the Commission during the past 12 months, all such reports and materials were timely filed. Accordingly, Bay Bancorp satisfies the requirement imposed by this instruction.

General Instruction I.A.4: Neither Bay Bancorp nor any of its consolidated or unconsolidated subsidiaries has, since December 31, 2016 (i.e., the end of the last fiscal year for which certified financial statements of Bay Bancorp and its consolidated subsidiaries were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act): (a) failed to pay any dividend or sinking fund installment on preferred stock; or (b) defaulted (i) on any installment or installments on indebtedness for borrowed money, or (ii) on any rental on one or more long-term leases, which defaults in the aggregate are material to the financial position of Bay Bancorp and its consolidated and unconsolidated subsidiaries, taken as a whole. Accordingly, Bay Bancorp satisfied the requirement imposed by this instruction.

General Instruction I.A.5: This instruction is not applicable because Bay Bancorp is not a foreign issuer.

General Instruction I.A.6: This instruction is not applicable because Bay Bancorp is not a successor registrant.

General Instruction I.A.7: Bay Bancorp has represented to us that it has filed with the Commission all required electronic filings. On the cover page of the BYBK Form 10-Q, Bay Bancorp indicated that it has submitted electronically to the Commission and posted on its corporate website all Interactive Data Files required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the 12 calendar months and any portion of a month immediately preceding the filing of the Registration Statement. Since the filing of the BYBK Form 10-Q and through November 22, 2017 (i.e., the date on which the Registration Statement was filed), Bay Bancorp has not filed any report, and has represented to us that no such report was required to be filed, in connection with which any Interactive Data Files were required to be submitted. Accordingly, Bay Bancorp satisfied the requirements imposed by this instruction.

U.S. Securities and Exchange Commission

February 2, 2018

General Instruction B.1. This general instruction provides that an issuer will be eligible to use Form S-3 for a primary offering if the aggregate market value of voting and non-voting common equity held by non-affiliates equals or exceeds $75 million. The instruction to this general instruction provides that this “public float” shall be calculated by use of the price at which the common equity was last sold in the principal market for such common equity as of a date within 60 days prior to the date of the filing. In Bay Bancorp’s case, the 60-day look-back period commenced on September 23, 2017 and ended on November 21, 2017. Bay Bancorp has one class of common equity outstanding – voting common stock – and the principal market for such common equity is the Nasdaq Stock Market. As of November 21, 2017 (i.e., the date immediately preceding the date on which the Registration Statement was filed), Bay Bancorp had 10,717,889 shares of common stock issued and outstanding, of which 3,657,949 shares were held by affiliates as that term is defined in Rule 405 under the Securities Act of 1933, as amended. The closing sales price of the common stock on the Nasdaq Stock Market on November 21, 2017 was $11.83 per share, and Bay Bancorp’s public float as of that date was approximately $83,519,093. Accordingly, Bay Bancorp satisfied the requirement imposed by General Instruction B.1 of Form S-3.

*                       *                       *                       *                       *

We believe that the Amendment is responsive to your comment. If we can be assistance in facilitating the staff’s review, please contact the undersigned at (410) 862-1141 or psomergreif@bakerdonelson.com.

Sincerely,

/s/ Penny Somer-Greif
Penny Somer-Greif

cc:	James W. Cornelsen
Mark A Semanie
Old Line Bancshares, Inc.

Joseph J. Thomas
Bay Bancorp, Inc.

Andrew Bulgin
Gordon Feinblatt LLC